Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Constellation Brads, Inc.
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Constellation Brands, Inc. Corporation (STZ)
Vote Yes: Item #6 – Stockholder Proposal Regarding a Circular Economy for Packaging

Annual Meeting: July 18, 2023

CONTACT: Kelly McBee | kmcbee@asyousow.org

THE RESOLUTION

Resolved: Shareholders request that the Constellation Brands Board issue a report, at reasonable expense and excluding proprietary information, describing opportunities for the Company to support a circular economy for packaging.

Supporting Statement: The report should assess, at Board discretion:

•	The reputational, financial, and operational risks associated with failing to promote a circular economy for packaging;

•	Opportunities to develop policies or goals to determine an appropriate level and frequency of voluntary financial contributions to recycling infrastructure, increase use of recycled content, and design for recyclability; and

•	The potential to more rapidly reduce dependence on single-use packaging by developing and supporting refillable bottle systems and infrastructure.

2023 Proxy Memo Constellation Brands | Circular Economy for Packaging

SUMMARY

The growing plastic pollution and packaging waste crises pose increasing risks to Constellation Brands. Corporations could face an annual financial risk of approximately $100 billion should governments require them to cover the waste management costs of the packaging they produce.1 New laws to this effect were recently passed in Maine, Oregon, Colorado, and California,2 while the European Union has enacted a $1 per kilogram tax on all non-recycled plastic packaging waste.3

A circular economy for packaging, whereby packaging is designed for reuse or recycling and kept in the economy and out of the environment, plays an important role in a sustainable world. Constellation states it is committed to greenhouse gas emissions reductions, yet lacks important goals to ensure the circularity of its product packaging,4 despite the fact that its sold products and packaging contribute significantly to Scope 3 emissions at their end-of-life (“EOL”).5

To help address the packaging waste crisis and the U.S.’s inadequate existing recycling programs, more than 100 leading companies have committed to promoting a circular economy for packaging by taking financial responsibility for the collection, sorting, and recycling of packaging, a policy known as Extended Producer Responsibility (“EPR”).6 In areas lacking EPR, companies should make voluntary financial contributions to assume a measure of responsibility and help improve recycling rates.

The Recycling Partnership (TRP), the leading NGO working to improve U.S. recycling, finds that $17 billion is needed to modernize and expand recycling infrastructure, and that doing so will save the equivalent of 710 million metric tons of CO2 over ten years.7 To improve plastic recycling infrastructure alone, TRP and SystemIQ recommend that companies contribute at least $88 for every metric ton of plastic used.8

Competitors Molson Coors, Heineken, Diageo, and at least 26 other major companies make voluntary contributions to expand recycling infrastructure.9 Constellation is not known to voluntarily contribute financial resources to help ensure its packaging never becomes waste.10 Competitor Diageo is exploring reuse opportunities, has endorsed EPR, and set goals to use 100% recyclable packaging, incorporate recycled materials, and reduce unnecessary packaging. Constellation lacks each of these goals and earned an “F” grade on a recent report evaluating corporate packaging sustainability.11

Our Company could avoid regulatory, reputational, and competitive risks by adopting a circular economy approach to packaging and by contributing to necessary recycling infrastructure.

_____________________________

1 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf, p. 9

2 https://www.packworld.com/news/sustainability/article/22419036/four-states-enact-packaging-epr-laws

3 https://commission.europa.eu/strategy-and-policy/eu-budget/long-term-eu-budget/2021-2027/revenue/own-resources/plastics-own-resource_en

4 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/data-visualization

5 https://ghgprotocol.org/scope-3-technical-calculation-guidance

6 https://ellenmacarthurfoundation.org/extended-producer-responsibility/overview?_ga=2.194255722.613184023.1673367048-710010554.1662564816&_gl=1*18c5mjb*_ga*NzEwMDEwNTU0LjE2NjI1NjQ4MTY.*_ga_V32N675KJX*MTY3MzM2NzA0OC4xNC4wLjE2NzMzNjcwNDguNjAuMC4w

7 https://recyclingpartnership.org/paying-it-forward/

8 https://plasticiq.org/

9 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/, p. 17

10 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/data-visualization

11 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/, p. 5

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2023 Proxy Memo Constellation Brands | Circular Economy for Packaging

RATIONALE FOR A YES VOTE

1.	Plastic pollution and packaging waste create growing regulatory risks to companies.

2.	Constellation Brands fails to provide shareholders with sufficient information as to whether and how it will build a circular economy for packaging, exposing the Company to reputational, financial, and operational risk.

3.	Constellation Brands lags peers in creating a circular economy for packaging.

DISCUSSION

1.	Plastic pollution and packaging waste create growing regulatory risks to companies.

As plastic pollution has grown to an international crisis, increasing attention is being paid by governments, media, and citizens to the world’s consumption and disposal of single-use products generally, including packaging of all material types.

Over the last two years, new laws in the United States aiming to shift the financial burden for waste management from consumers and local government to corporations have been adopted in Colorado, Maine, Oregon, and California. These EPR laws will effectively tax corporations for the single-use packaging they produce based on various sustainability metrics. Similar laws have been introduced recently in New York, Illinois, and Tennessee, demonstrating a rapidly-growing trend of increased legal accountability for corporations for the financial costs of the packaging waste they produce. Corporations could face an annual financial risk of approximately $100 billion should governments require them to cover the waste management costs of their packaging.12

Leaders from 193 United Nations member states are in the process of negotiating a global treaty to end plastic pollution; the nations are considering a mandate for legally binding plastic use reductions and recyclability to transition the global market away from disposable packaging and towards reusables.13 Adoption of the agreement to negotiate a treaty was supported by a vast array of businesses and investors united in recognition of plastic pollution as a severe threat to business’ social license to operate.14 The ramifications of the Global Plastics Treaty are expected to affect packaging of all materials by bolstering the transition to reusable, returnable, and refillable packaging, making recyclability and use of recycled content standard, and holding producers financially accountable for packaging at its end of life.

Constellation Brands is unprepared to meet the risks created by EPR legislation and the forthcoming Global Plastics Treaty, as the company makes no public contributions to support the collection and recycling of its packaging, lacks portfolio-wide recyclability, has no recycled content goals, and has yet to substantively explore reusable packaging.

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12 https://www.pewtrusts.org/-/media/assets/2020/07/breakingtheplasticwave_report.pdf, p. 9

13 https://www.unep.org/news-and-stories/story/plastic-treaty-progress-puts-spotlight-circular-economy

14 https://www.businessforplasticstreaty.org/endorsers

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2023 Proxy Memo Constellation Brands | Circular Economy for Packaging

2.	Constellation Brands fails to provide shareholders with sufficient information as to whether and how it will build a circular economy for packaging, exposing the Company to reputational, financial, and operational risk.

A circular economy for packaging minimizes resource use and waste while maximizing resource regeneration. Doing so plays an important role in achieving a net-zero emissions world. While Constellation Brands states it is committed to emissions reductions, it lacks essential goals to ensure the circularity of its product packaging, despite the fact that its sold products and packaging contribute significantly to Scope 3 emissions at their end-of-life.15

To build a circular economy for packaging, corporations must take transparent action in six circular packaging areas: (1) Minimization of material use; (2) Design for reuse; (3) Design for recyclability; (4) Incorporation of recycled material; (5) Financial contributions to collection and recycling infrastructure; and (6) Support for EPR legislation.16

In 2021, the Company earned an “F” grade in As You Sow’s Corporate Plastic Pollution Scorecard (“Plastic Scorecard”). The Plastic Scorecard rated 50 of the largest, fast-moving consumer goods companies on 44 metrics to evaluate action and goals across all areas of circular packaging. Of the 50 leading companies researched and ranked, Constellation Brands was one of only two companies to fail each of the 44 ranked indicators for circular packaging, despite plastic being one of the Company’s least utilized materials.17

As of the publication of the Plastic Scorecard, Constellation had failed to disclose any packaging data — including total weight, units, and material types — and had failed to set any circular packaging goals —including exploring reusable packaging, incorporating recycled materials, pledging full packaging recyclability, taking action to ensure its packaging never entered the environment, endorsing EPR legislation, or financially contributing to U.S. recycling infrastructure.18 Constellation Brands' dearth of any packaging-related data transparency and goals left investors with an absence of information about whether or how the Company was mitigating risks related to packaging waste.

Following the filing of this proposal, Constellation Brands’ announced three new packaging goals for achievement by 2025: (1) Replace hi-cone plastic rings with recyclable paperboard for all applicable 4-pack and 6-pack SKUs across its Beer portfolio, (2) Reduce its ratio of packaging weight to product weight by 10% across its Wine & Spirits portfolio, and (3) Ensure that 80% of packaging from its Wine & Spirits portfolio is returnable, recyclable, or renewable. These initial actions for packaging sustainability are laudable, yet do not address the full scope of actions needed to build a circular economy for packaging.

_____________________________

15 https://ghgprotocol.org/scope-3-technical-calculation-guidance

16 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/

17 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/ p. 24

18 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/, p. 5

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2023 Proxy Memo Constellation Brands | Circular Economy for Packaging

Constellation Brands’ new goals begin to address just two of the six aspects of a circular economy: (1) Minimization of material, specifically plastic; and (2) Design for recyclability. The Company’s goal for 80% returnable, recyclable, or renewable packaging in its Wine & Spirits portfolio represents only a limited portion of the Company’s packaging as it excludes the entirety of other materials and portfolios, namely its Beer portfolio and the remaining 20% of its Wine & Spirits portfolios. At least 29 other major companies, plus competitor Diageo, have goals for 100% of their packaging across all portfolios to be recyclable.19,20 Ninety percent of these companies are committed to 100% recyclable packaging as soon as 2025.

Constellation Brands has yet to publish data regarding, nor set goals surrounding, the remaining four aspects of a circular economy for packaging: (1) Design for reuse, (2) Incorporation of recycled material, (3) Financial contributions to collection and recycling infrastructure, and (4) Support for EPR legislation. Without action in these four areas, plus more aggressive actions in the areas it has addressed, the Company is exposed to reputational, financial, and operational risks by failing to meaningfully promote a circular economy for its packaging.

3.	Constellation Brands lags peers in creating a circular economy for packaging.

More than 100 leading companies, including Danone, Nestlé, and Walmart, have committed to promoting a circular economy by taking financial responsibility for the collection, sorting, and recycling of packaging through the Ellen MacArthur Foundation’s Statement and Position Paper, Extended Producer Responsibility - a necessary part of the solution to packaging waste and pollution.21 The Coca-Cola Company‘s Vice President of Global Policy & Sustainability Michael Goltzman stated: “We support this statement on the important role that well-designed EPR systems can play in keeping packaging material out of the environment and in the circular economy. Good EPR schemes can motivate businesses and help us achieve our circular economy targets.”22 Constellation Brands has no public statement of support for EPR for packaging, nor has the Company publicly acknowledged that its packaging waste is its financial responsibility.23

In countries, states, or regions lacking EPR for packaging, companies should make voluntary financial contributions to improve recycling rates. The Recycling Partnership finds that $17 billion is needed to modernize and expand recycling infrastructure.24 Competitors Molson Coors, Heineken, Diageo, and at least 26 other major companies make voluntary contributions to expand recycling infrastructure.25 Constellation is not known to voluntarily contribute any financial resources to help ensure its packaging never becomes waste.26

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19 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/ p. 23-24

20 https://ellenmacarthurfoundation.org/global-commitment-2021/signatory-reports/ppu/diageo

21 https://ellenmacarthurfoundation.org/extended-producer-responsibility/overview?_ga=2.194255722.613184023.1673367048-710010554.1662564816&_gl=1*18c5mjb*_ga*
NzEwMDEwNTU0LjE2NjI1NjQ4MTY.*_ga_V32N675KJX*MTY3MzM2NzA0OC4xNC4wLjE2NzMzNjcwNDguNjAuMC4w

22 https://ellenmacarthurfoundation.org/extended-producer-responsibility/overview?_ga=2.194255722.613184023.1673367048-710010554.1662564816&_gl=1*18c5mjb*_ga*
NzEwMDEwNTU0LjE2NjI1NjQ4MTY.*_ga_V32N675KJX*MTY3MzM2NzA0OC4xNC4wLjE2NzMzNjcwNDguNjAuMC4w

23 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/data-visualization

24 https://recyclingpartnership.org/paying-it-forward/

25 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/, p. 17

26 https://www.asyousow.org/report-page/plastic-pollution-scorecard-2021/data-visualization

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2023 Proxy Memo Constellation Brands | Circular Economy for Packaging

Competitor Diageo has 22 active product lines with reuse models with plans to expand available reuse models for consumer-facing products/packaging.27 Coca-Cola Co. has announced the largest corporate goal for reusable packaging, pledging to deliver 25% of beverages by volume in reusables or refillables by 2030.28 PepsiCo followed suit shortly thereafter with the second-largest corporate reusables goal, committing to deliver 20% of beverages in reusables by 2030.29 Despite Constellation Brands’ pledge to make 80% of its Wine & Spirits portfolio returnable, recyclable, or renewable, the Company has taken zero public action on the ”returnable” aspect of this goal.

Finally, Constellation Brands lags peers in incorporating recycled content and achieving 100% recyclability. In the largest pre-competitive corporate movement to address plastic packaging pollution, the Ellen MacArthur Foundation New Plastics Economy Global Commitment, more than 200 participating companies have adopted goals in a variety of specially targeted categories to drastically stem plastic flows into the ocean by 2025. These goals include significant efforts to incorporate recycled content and achieve 100% recyclability – principles that must be applied, and are largely being applied by signatory companies, to all packaging materials to create a circular economy for packaging.

RESPONSE TO BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In its opposition statement, the Company asserts that issuing a report on opportunities to support a circular economy for packaging is unnecessary due to “the number of actions the Company is already taking to address reducing plastic packaging.” As detailed above, Constellation Brands is taking relatively unambitious action on only two of six aspects of a circular economy for packaging — minimization of material use and recyclability — while failing to take any action on the remaining four aspects: Design for reuse, Incorporation of recycled material, Financial contributions to collection and recycling infrastructure, and Support for EPR legislation. The Company must significantly bolster its actions towards a circular economy for packaging in order to minimize regulatory, reputational, financial, and operational risks, as evidenced most immediately in the growing number of EPR laws for packaging and the forthcoming Global Plastics Treaty.

The Company’s opposition statement describes efforts to reduce use of plastic packaging. While these actions are helpful in beginning to address the plastic packaging crisis, the vast majority of Constellation’s packaging exposure is in materials other than plastic — namely glass and aluminum — and these are the areas where the Company’s action is most lacking. Action for a circular economy for packaging must encompass all packaging materials.

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27 https://ellenmacarthurfoundation.org/global-commitment-2021/signatory-reports/ppu/diageo

28 https://www.coca-colacompany.com/media-center/coca-cola-announces-industry-leading-target-for-reusable-packaging

29 https://www.prnewswire.com/news-releases/pepsico-introduces-new-packaging-goal-doubling-down-on-scaling-reusable-packaging-options-301692662.html

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2023 Proxy Memo Constellation Brands | Circular Economy for Packaging

CONCLUSION

Vote “Yes” on this Shareholder Proposal #6 Regarding a Circular Economy for Packaging. By failing to evaluate the full range of opportunities available to meaningfully support a circular economy for packaging, Constellation Brands has fallen behind peers like Diageo and is vulnerable to reputational, financial, and operational risks. Our Company must avoid these risks by evaluating new circularity actions for packaging, such as exploration of returnable and refillable packaging, use of recycled content, voluntary financial support for packaging collection and recycling, and support for EPR policies. We urge a “Yes” vote on this resolution.

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For questions, please contact Kelly McBee, As You Sow, kmcbee@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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